IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
SUITE 500
IRVINE, CALIFORNIA 92614
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

February 25, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: Chineselnvestors.com, Inc.
Form 10-12G/A
Filed January 20, 2011
Form 10Q
Filed January 28, 2011
File No. 000-54207

Dear Ms. Dickerson:

We are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated February 3, 2011.

Form 10-12G/A filed January 20, 2011 - General

1.     Please be advised that the Form 10 has gone effective by lapse of time on January 28, 2011, 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Accordingly, you are now subject to the reporting requirements under Section 13(a) of the Exchange Act and have an affirmative reporting obligation.

RESPONSE: We acknowledge and understand our reporting obligation.  As you know, we have already filed the quarterly report for the quarter ended November 30, 2010.

2.            As previously requested, please provide us with a written statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is not acceptable for counsel to provide this statement on the company's behalf.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

RESPONSE: The Company’s statement is enclosed herewith.

3.           We would appreciate it if, when filing an amendment to your Form 10, you could also mail us a marked courtesy copy of the amendment showing all changes made, including any deletions. Additionally, please ensure all cross references in your response to page numbers in the amendment align with the actual page numbers of the amendment.

RESPONSE: We acknowledge and will comply.

4.           Where a comment issued under the Form 10 also relates to disclosure provided in the November 30, 2010 Form 10-Q, please ensure that such revision gets made in that amended Form 10-Q.

RESPONSE: We acknowledge and are concurrently filing an amended Form 10Q for the quarter ended November 30, 2010.

5.           We note that your response to comment two in our letter dated December 23, 2010, particularly your stated reliance on Rule 502(b)(ii), which concerns issuers subject to the reporting requirements of section 13 or 15(d) of the Exchange Act for a reasonable time prior to the sale of securities. We further note based on the Form D you filed on January 19, 2011 that you appear to have commenced your private placement before you became subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. This would seem to remove your private placement from the scope of Rule 502(b)(ii). As such, we re-issue our prior comment. Please provide us with your analysis of your ability to rely on Regulation D for your private placement in view of the limitations on general solicitations set forth in Rule 502(c) of Regulation D and the public announcement of the private placement via your Form 10 and Form 10-Q filed on January 28, 2011. In addition, please confirm for us whether your private placement is on-going. If it has been terminated, please provide us with the termination date.

RESPONSE:  We emphasize that no securities are being registered for sale with the Form 10.  The Registrant’s only purpose is to voluntarily register under Section 12(g) of the Exchange Act.  It is clear that the safe harbor for the private placement of securities under Rule 506 is not limited to private companies.  The benefits of Rule 506 are available for any company falling under its protection.  Furthermore, the dissemination of information through the filing of reports under the Exchange Act should not be viewed as a general solicitation in the manner of advertisement.  The purpose of the Exchange Act and innovations like EDGAR are to expedite the flow of information to potential and actual investors.  Our position is consistent with Rule 152 which provides, “The phrase ‘transactions by an issuer not involving any public offering’ in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.”  The timing is not the issue.  A company subject to the 1934 Exchange Act reporting rules clearly is not barred from reliance on Section 4(2) and Rule 506.  (See Prifti, Securities Public and Private Offerings, Private and Limited Offerings §6:1 “The courts and the SEC have interpreted Section 4(2) to be available for offerings to persons who have access to the same kind of information that registration would provide and who are able to fend for themselves.”)  The offerees of the ongoing private placement have access not only to the information provided them in the private placement memorandum but in the registration statement, the Form 10Q and in any other information filed on the EDGAR system. Not only are the offerees not harmed by the current public registration, it is completely within the intention of Regulation D and Section 4(2).

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

Information Required in Registration Statement, page 3

6.           We note that you anticipate a reverse split of your shares on at least a ten-for-one basis prior to effectiveness of this registration statement. As this registration statement is now effective due to lapse of time, please revise the registration statement to update this statement.

RESPONSE: We have modified our statement to correct this inconsistency. (Form 10-12G, page 3)

Item 1. Business, page 3

7.     We note your response to comment four in our letter dated December 23, 2010. However, we are unable to locate the "conforming language describing the Issuer's activities" you identify as having been added on page 3. Please advise. Additionally, we note your statements in your response that you do not provide investment advice but that you, instead, "provide news and information as well as third party commentary and analysis in the Mandarin language." We further note that you believe you fit within the exclusion set forth within Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended. Please provide us with the legal analysis you used to reach these conclusions. In this regard, we note the following references, among others, in your description of subscription services on pages 8-11:
•	"access to a sample investment portfolio for educational simulation relative to individual stock research as well as real-time trading demonstrations of various trading techniques";
•	"we also provide evaluations as well as analyze all the sample shareholdings and volatile stocks in our sample portfolio";
•	"we strive to help you understand why you may be making certain moves so that you can learn various rationales and strategies, thus becoming a better investor";
•	"This simulation software releases sample signals to buy and sell by tracking over 9,000 US stocks and certain indexes and repeatedly researching, calculating and analyzing them"; and
•
"The system is able to promptly identify potentially profitable sectors and individual shares into which main market capitals flow into; therefore helping investors identify stock with growth potential".

Additionally, you reference trend analysis, "our Market Hotspot Report", and "our views and outlook for the three index options". Please clarify if you are referencing third party trend analysis, reports, views, and outlooks here. Finally, we note your statement on page 9, "The Dark Horse research staff spends time daily researching small-cap stocks to identify those issues with advancement potential based upon various commonly used metrics every week from more than 9,000 US-listed stocks for the service's model portfolio." Again, please clarify if you are providing subscribers with your own analysis and investment advice, and explain to us how you fit within the exclusion in Section 202(a)(11)(D) of the Investment Advisers Act.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

RESPONSE:  Section 202(a)(11)(D) (15 USC §80b-2(a)(11)(D)) provides an exemption from the definition of an investment advisor for the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation.  The Supreme Court has interpreted Section 202(a)(11)(D) as exempting persons like the Registrant:

“The exclusion itself uses extremely broad language that encompasses any newspaper, business publication, or financial publication provided that two conditions are met. The publication must be “bona fide,” and it must be “of regular and general circulation.” Neither of these conditions is defined, but the two qualifications precisely differentiate “hit and run tipsters” and “touts” from genuine publishers. Presumably a “bona fide” publication would be genuine in the sense that it would contain disinterested commentary and analysis as opposed to promotional material disseminated by a “tout.” Moreover, publications with a “general and regular” circulation would not include “people who send out bulletins from time to time on the advisability of buying and selling stocks,” see Hearings on H.R. 10065, at 87, or “hit and run tipsters.” Ibid. Because the content of petitioners' newsletters was completely disinterested, and because they were offered to the general public on a regular schedule, they are described by the plain language of the exclusion.”  (Lowe v. SEC (1985) 472 US 181, 206.)

That the Registrant employs net based subscriptions instead of a print newsletter as in Lowe is of no significance.  The Registrant does not offer individualized investment advice.  The Registrant selects particular stocks that its management deems of interest and offers analysis on those stocks in a general manner to all subscribers for its services.  That is protected activity directly within the meaning of Section 202(a)(11)(D) as interpreted by the Supreme Court in Lowe.

8.     The disclosure throughout your business section does not sufficiently convey the current status of the products and services you offer. In this regard, we note on page 7 that you have over 1,000 active paying subscribers, but on page 13, you state that you have not yet developed offerings for online services. The disclosure in this section should clearly differentiate between the current status of your product and service offerings and your plans with respect to their further development.

RESPONSE: We have added the language on page 14 clarifying the distinctions among Portal, IR, and PR marketing and Conference and Online Platform businesses.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

Shareholder, Company, and Material Event(s) Recap, page 4

9.           Please disclose the role Leon J. Sabean played in your October 2007 private placement as we note his resignation in March 2007.

RESPONSE: Mr. Sabean both introduced and worked with the Thomas Capital Funding during the time period involving the private placement as noted.  We are not privy to the specifics of that relationship but were aware of his affiliation with Thomas Capital Funding.

Our Websites, page 11

10.          We note your response to comment 15 of our letter dated December 23, 2010. However, you still do not clarify whether your proprietary information has been disseminated in the past without authorization. Please revise your registration statement to provide this clarification as well as to include a discussion of any material adverse effects that may have occurred as a result of such unauthorized dissemination.

RESPONSE: We have modified out statement as noted at the top of page 12.

Sales and Marketing, page 12

11.          On page 13, you state that you have not yet developed offerings for your "Portal, IR and PR marketing and Conference and Online Platform businesses." Please describe these businesses and your planned offerings. Additionally, please describe the educational conferences you offer in China and the U.S.

RESPONSE:  We have clarified the disclosure to offer an expanded explanation of our portal, IR and PR marketing and conference and online platform businesses, please see page 14.

Item 1 A. Risk Factors, page 13

Potential liability from information displayed on our portal, page 18

12.          In your response to comment 20 in our letter dated December 23, 2010, you state that you have "stricken" the term "safe harbor of media laws". However, the term still appears in this risk factor as well as on page 23 in the risk factor that begins, "If the PRC government finds that the financial data." If you retain this term, please define the term.

RESPONSE:   We have stricken that phrase.

Reliance on third-party relationships, page 19

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

13.          We note your response to comment 21 in our letter dated December 23, 2010. Your disclosure on page 19 indicates that you have existing relationships with third-parties, but you state in your response that you "have not as yet entered into discussions with any third parties." Please explain this apparent inconsistency.

RESPONSE:   Please see the revised discussion on page 19.   .

Risk of relying on certain technology licensed from third parties, page 19

14.          We note your statements that you expect to rely on third party technology to perform key functions relative to your products but that you have not identified specific technologies and have no formal plans to obtain licenses. Please clarify for us whether your products are currently deployable without these licenses from third parties.

RESPONSE: We have modified our language in this section for clarification.

The PRC's current and future regulations on content delivery via the internet, page 26

15.          You state in the fourth paragraph, "The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our sole discretion." Please revise your disclosure to clarify whether this is in "your" sole discretion, the Ministry of Public Security's sole discretion, or the local ISP's sole discretion.

RESPONSE: We have modified the statement to include a direct second reference to the Ministry of Public Security.

Item 2. Financial Information, page 29 Management's Discussion and Analysis, page 33

16.          We have read your revision to comment 28 in our letter dated December 23, 2010. Please address the following:
•
On page 33 you state the increase in subscription revenues from $563,583 in fiscal 2009 to $834,081 in fiscal 2010 represented an approximate 35% increase. We note that such percentage increase is instead 48%. Please revise accordingly.

•
On page 34 you state that cost of services sold increased from $255,157 from fiscal 2009 to $426,633 in fiscal 2010. However, the statement of operations and loss on page F-6 shows different amounts for cost of services sold. Please revise accordingly.

•
Your revised section on general and administrative expenses on page 34 does not clearly explain to readers the change in this line item during fiscal 2010. In this regard, consider revising to state the aggregate expenses incurred for each year and then break out the difference by major activity, such as the expenses relating to the abandoned reverse merger, legal and accounting expenses, stock options issued to consultants and employees, etc.

•
Your discussion of quarterly revenues and expenses should now be revised to discuss, instead, the six month period ended November 30, 2010, compared to the six month period ended November 30, 2009. Please revise accordingly.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

RESPONSE: We have modified these sections to make the requested changes. Corresponding changes will be reflected on the amendment to the Form 10Q accordingly.

17.           We re-issue comment 29 in our letter dated December 23, 2010. That is, please tell us why not all of the $495,000 previously raised in the abandoned reverse merger was expensed in fiscal year 2008. Explain how this relates to the 2,670,000 shares "issued for Thomas Capital Funding offering" on the statement of stockholders' equity on page F-5. It is not clear whether these shares were sold for cash or how they were accounted for. Please provide a robust explanation of the accounting for these shares.

RESPONSE: All of the 2,970,000 shares and $495,000 were sold as part of a Registered Private Placement memo. Thomas Capital did the Private Placement and kept all of the proceeds from it in exchange for an attempted reverse merger attempt that subsequently failed. The Company has accounted for the 2,970,000 shares and $495,000 by accounting for the shares as being sold and the proceeds being expensed as professional services on the date that both the subscription agreement was signed and the date the money was received from the subscribed investor.  The private placement opened in October of 2007 and was completed in October of 2008.  During the drafting of the form 10 these dates were inadvertently stated incorrectly.  Based on these parameters 300,000 of the shares worth $50,000 were sold in FY 2008 and accounted for and expensed in FY 2008. The remaining 2,670.000 shares worth $445,000 were sold in FY 2009 and are properly accounted for by the Company in FY 2009.

Liquidity, page 36

18.           We re-issue comment 30 in our letter dated December 23, 2010. That is, revise to state clearly whether your current and available resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Form 10. To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.(a) of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

RESPONSE: We have modified our discussion of our liquidity needs on pages 37 of the second amended registration statement to reflect our anticipated cash needs.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

Item 5. Directors and Executive Officers, page 37

19.           We note your disclosure that Mr. Toreson is the audit committee's expert member. Please clarify whether by this statement you mean that he is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. If he is serving in this role, please provide us with your analysis as to how he qualifies as such an expert. We note your disclosure under Item 16A.

RESPONSE: We have added to the subject discussion to reveal the board’s rationale for treating Mr. Toreson as an independent director.

Item 6. Executive Compensation, page 39

20.           Please revise your Summary Compensation Table and your Director Compensation Table so that they appear in the current tabular format set forth in Item 402(n) and Item 402(r) of Regulation S-K, respectively.

RESPONSE: We have modified the table as requested.

Compensation Plan, page 40

21.           Your response to comment 36 in our letter dated December 23, 2010 states that "Mr. Roper is compensated for his services as an officer and employee and is not compensated as a director." This statement conflicts with the disclosure you provide in your Director Compensation Table on page 39. In that table, you indicate that Mr. Roper received $12,000 in director fees in 2010. Please advise.

RESPONSE: This was misstated in the Company’s response to the letter dated December 23, 2010.  The table imbedded at Item 6. Executive Compensation reflects the proper division of Mr. Roper’s compensation between his board responsibilities and his management responsibilities.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 40

22.           Please disclose in this section the information required by Item 404 of Regulation S-K. In this regard, we note your reference to a related party transaction in your response to comment 42 of our letter dated December 23, 2010.

RESPONSE:  We added additional disclosure of this transaction under item 7 in the form 10-12G.

23.           Please disclose the standard against which you determined that Mr. Toreson is independent Please refer to Item 407(a) of Regulation S-K. In addition, please provide us with your analysis supporting your conclusion that Mr. Toreson is independent under this standard.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

RESPONSE:  We have expanded the subject discussion to reveal the board’s rational for treating Mr. Toreson as an independent director.

Item 10. Recent Sales of Unregistered Securities, page 40

24.           Please revise your disclosure to include the specific date range for each private placement. Additionally, please state briefly the facts you relied upon to make the Rule 506 exemption available. Refer to Item 701 of Regulation S-K.

RESPONSE: The date of the Thomas Capital Funding private placement was October 2007 through October of 2008.  The date of the 2nd private placement was December 2008 through November 2009, as noted in our history section of the Form 10-12G.

The application of Rule 506 is explained in response to question # 5.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity & Related Stockholder Matters, page 46

25.           On page 41, you state that you sold 10,000,000 common shares to accredited investors in 2009 and 2010 for $1,000,000. We note your statement on page 4 that you raised a total of $1,445,000 in 2009 and 2010 through private placements. Please revise your disclosure in this section to include Regulation S-K Item 701 information for the remaining $445,000 raised in private placements during this time.

RESPONSE: The Company has raised capital through two separate private placements which are both now described in item 9.

Item 11. Description of Registrant's Securities to be Registered, page 41

26.           We note your response to comment 39 in our letter dated December 23, 2010. Please revise your disclosure to provide the information required by Item 202(a) of Regulation S-K. Refer to Item 11 of Form 10.

RESPONSE: We have supplemented the description of the securities to be registered in item 11 to disclose that at present our only class of capital stock is our common stock, which has the right to vote on a pro rata basis and is entitled to dividend distributions as, when and in the amount declared by the board of directors.  There are no other classes of equity securities of the Company at present and there are no preferences, preemptive rights or other rights in the hands of any other class of security.

Item 13. Financial Statements and Supplementary Data, page F-1

Notes to the Financial Statements, page F-8 3. Stockholders' Equity, page F-13

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

27.           We have read your response and revision to comment 42 in our letter dated December 23, 2010. You have not told us where the $112,500 note receivable that was forgiven as part of the consideration for the repurchase of shares from a majority shareholder was previously recorded at May 31, 2009. Please do so. Regarding this note receivable, you have told us that it is included as a cash flow item because it was purchased with $112,500 in cash and then forgiven as part of the retirement of shares. Please explain to us why, if the note receivable was already recorded as an asset on your balance sheet, you needed to purchase it first with cash in order to forgive it. In this regard, we note that forgiveness of related party debts are generally treated as capital transactions. Lastly, we note the reclassification of the $262,500 total consideration to the financing section of the statement of cash flows, instead of as an investing activity. Please tell us your auditor's consideration for not needing to update the date of their audit report to address this reclassification.

RESPONSE: The note receivable was purchased in FY 2010 and previously was not an asset  of the Company.  It was a component of a multi-part transaction with the intent of retiring a large number of outstanding shares prior to the Company becoming a public reporting company.

The entry to record the purchase of the notes receivable was a credit to cash and a debit to note receivable.  The entry to record the retirement of the notes receivable and the related retirement of shares was a debit to common stock and additional paid in capital and a credit to notes receivable.  The entire transaction took place in fiscal year 2010 so there were no balances related to this note receivable in 2009.

The entire Transaction occurred within less than 60 days and with the sole intent of retiring shares of outstanding stock with a significant shareholder. Since the entire transaction was done together and involved a related party shareholder no income statement affect was allowed because of the related party nature of the transaction. The effective retirement cost of the retired shares was well below the “deemed market” price of 10 cents per share at the time (based on PPM Offerings) so this was retired to Additional Paid in Capital and had no income statement affect and was treated as a capital transaction.

Our auditor will update the date of their audit report to address this reclassification with this second amended filing.  Previously, the Company did not believe this to be qualitatively material.

Interim Financial Statements

28.           Please update your interim financial statements to comply with Rule 8-03 of Regulation S-X. In the footnotes to the interim financial statements, where you report comparisons of balance sheet items, please compare the latest interim figures to the May 31, 2010, amounts.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

RESPONSE: The interim financial statements have been modified as required.

Item 16A. Audit Committee Financial Expert, page 42 Item 16B. Code of Ethics, page 42

29.           Please note these items are no longer part of Form 10. Please refer to the current requirements of the form and revise your disclosure accordingly.

RESPONSE: We have removed this information as noted.

Form 10-Q for the Quarterly Period Ended November 30, 2010 Cover Page

30.           Please note that you should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. For further guidance, refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive Data, which are available on our website at http://www.sec.gov/divisions/corpfinguidance/interactivedatainterp.htm .

RESPONSE: Acknowledged and understood.

Part I. Financial Information

Item 1.  Financial Statements, page 3

Notes to the Consolidated Financial Statements, Liquidity and Capital Resources, page 6

31.           We note the statement that the company "has no reason to believe it will not be able to raise the needed working capital to provide liquidity through Year End 2011." Please revise this disclosure to state, if true, that there is no guarantee that you will be able to raise the needed working capital to provide liquidity through year end 2011. In this regard, we note your disclosure that there is substantial doubt as to your ability to continue as a going concern.

RESPONSE: We have modified this statement accordingly.

Item 2. Management's Discussion and Analysis, page 14

32.           We note the statement that you "disclaim any obligation to update forward-looking statements." This statement does not appear to be consistent with your disclosure obligations. Please revise the disclosure to clarify that you will update this information to the extent required by law.

RESPONSE:   We have modified the forward looking statement disclaimer

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

Six Month Comparison, page 18

33.           Please revise herein to provide a comparison of each component of revenues and expenses for the six month period ended November 30, 2010 to the six month period ended November 30, 2009, similar to what you have done under the quarterly analysis that follows this section.

RESPONSE: We have now modified the filings to provide the requested comparison.

34.           Please revise to remove the word "extraordinary" from the last sentence of this section. Financial Tables and Explanations, page 15

RESPONSE:  We have made the requested deletion.

35.           Your disclosure indicates advertising revenue of $17,740 for the three months ended November 30, 2010. However, you indicate advertising revenue of only $16,200 for the six months ended November 30, 2010.  Please advise.

RESPONSE:  We have corrected the disclosure. The balances for the three months ended November 30, 2010 for FOREX revenue and advertising revenue were accidently transposed during Edgarization.  FOREX revenue was $17,740 and Advertising revenue was $8,100.  This adjustment is reflected in our current draft of the Form 10 and did not previously affect any other totals.

Item 4. Controls and Procedures, page 20

36.           Please file an amendment to your Form 10-Q to include the disclosure required by Item 307 and, to the extent applicable, Item 308(c) of Regulation S-K, as your reference to your Form 10 is insufficient to satisfy this item requirement.

RESPONSE:   We have modified the Form 10Q accordingly.

Signatures, page 20

37.     The report should be signed on the registrant's behalf by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant. If the principal financial or chief accounting officer is also duly authorized to sign on behalf of the registrant, one signature is acceptable provided that the registrant clearly indicates the dual responsibilities of the signatory. Refer to General Instruction G to Form 10-Q.
In this regard, we note from page 38 of your Form 10, as amended on January 20, 2011, that Brett Roper serves as your interim Financial Officer. However, he is not identified as having signed the Form 10-Q in that capacity. Please amend the Form 10-Q to include the appropriate signatures.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
February 25, 2011

RESPONSE: We have complied with the requested change to show that the CFO and another officer have signed the registration statement.

The Company understands that it is responsible for the adequacy and accuracy of all information as provided within this filing; and that staff comments or changes to the disclosure do not limit the Commissions from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned with any questions or concerns as you review the Form 10 and Form 10 Q.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

		By:	/s/ Michael E. Shaff
Michael E. Shaff

cc:	Mr. Brett Roper
Mr. Wei Wang